UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                             Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated January 9, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols is aware of the recent false information and speculations published by Gotham City Research regarding the company's accounting and financial disclosure information. As a company committed to transparency, integrity, and ethical conduct, we categorically deny and reject any allegations of wrongful accounting or reporting practices of our consolidated financial statements.

Grifols, as a publicly traded company, reports and fully discloses all the relevant information regarding all its significant transaction with the highest level of integrity and transparency to reflect accurate and a fair view of Grifols’ consolidated financial statement. The related party transactions and disclosures reported by Gotham City Research have been fully disclosed and audited since 2018 and reported to the Spanish regulator.

Grifols’ consolidated financial statements and internal controls over financial information are robust and subject to regular and rigorous annual audits. These annual audits are conducted by one of the big-four audit firms, which has consistently released unqualified audit reports.

As leading global healthcare company, we have an unwavering commitment to maintaining the highest level of business and financial integrity. Corporate governance is and remains our top priority. We have always and will always uphold stringent standards and in our accounting reporting and are fully committed to transparent and ethical conduct in all our business practices.

In Barcelona, on 9 January 2024

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 9, 2024